UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Commercial Vehicle Group, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	001-34365	41-1990662
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
7800 Walton Parkway, New Albany, OH 43054
(Address of principle executive offices) (Zip code)

Aneezal H. Mohamed, Chief Legal Officer, Compliance Officer & Corporate Secretary, 614-289-0326
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflicts Minerals Disclosure and Report
Conflict Minerals Disclosure

A copy of Commercial Vehicle Group, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto. This Form SD and the Conflict Minerals Report are publicly available on the Company’s website at www.cvgrp.com investor page, as well as the SEC’s EDGAR database at “www.sec.gov.”
Item 1.02 Exhibit
The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.
SECTION 2 – EXHIBITS
Item 2.01 Exhibits
The following exhibit is filed as part of this report:

Exhibit No.	Description

1.01	Conflict Minerals Report of Commercial Vehicle Group, Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

COMMERCIAL VEHICLE GROUP, INC.

May 29, 2024	By:	/s/ Aneezal H. Mohamed
	Name:	Aneezal H. Mohamed
	Title:	Chief Legal Officer, Compliance Officer & Corporate Secretary